Exhibit No. 16.1 to
Current Report on Form 8-K of
Revett Minerals Inc.

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 2, 2011

Re: Revett Minerals Inc. (the “Company”)

We were previously principal accountants for the Company and, under the date of March 22, 2011, we reported on the consolidated financial statements of the Company’s as of and for the years ended December 31, 2010 and 2009. On December 2, 2011, we were dimissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated December 2, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in the last sentence of the first paragraph, nor with the statements made in the sixth and seventh paragraphs under Item 4.01 of the Form 8-K.

Very truly yours,

/s/ KPMG LLP

Chartered Accountants